November 4, 2011

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng Division of Corporation Finance Re: Glu Mobile Inc. Request for Acceleration of Effectiveness of Registration Statement on Form S-3 File No. 333-176325

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Glu Mobile Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Daylight Time, on November 8, 2011, or as soon as practicable thereafter. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Fenwick & West LLP, Attention: David A. Bell, Esq., facsimile at (650) 938-5200. Mr. Bell’s direct line is (650) 335-7130.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above-referenced Registration Statement. The Company further hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me at (415) 800-6167.

Sincerely,

GLU MOBILE INC.

/s/ Scott J. Leichtner
Scott J. Leichtner Vice President and General Counsel

cc:	Niccolo M. de Masi (Glu Mobile Inc.) Eric R. Ludwig, Esq. (Glu Mobile Inc.) David A. Bell, Esq. (Fenwick & West LLP)